UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
April 28, 2026
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Submission of Matters to a Vote of Shareholders

The Company held its 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”) on April 28, 2026, in Pembroke, Bermuda, pursuant to notice duly given.

At the close of business on March 6, 2026, the record date for the determination of shareholders entitled to vote at the 2026 Annual Meeting, there were 86,318,571 of the Company’s common shares outstanding, each share being entitled to vote, constituting all of the outstanding voting securities of the Company. At the 2026 Annual Meeting, the holders of 72,748,329 of the Company’s common shares were represented in person or by proxy, constituting a quorum.

At the 2026 Annual Meeting, the Company's shareholders voted on the following four proposals. The results are presented below.

Proposal 1 – Election of Class III Directors for a Three-Year Term

At the 2026 Annual Meeting, the vote on Proposal 1, to elect three (3) Class III directors, each to serve for a three-year term until the 2029 Annual Meeting of Shareholders, or until their successors are elected, or until their offices are vacated in accordance with the Company’s Amended and Restated Bye-laws, was as follows:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Daniel Burrows	72,705,500	37,871	4,958	—
Dana LaForge	72,691,592	53,036	3,701	—
Helena Morrissey	71,842,894	901,755	3,680	—

Proposal 2 – Ratification of Appointment of KPMG Audit Limited as the Company’s Independent Auditor

At the 2026 Annual Meeting, the vote on Proposal 2, to ratify the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026, and to authorize the Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026, was as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
72,219,869	526,626	1,834	—

Proposal 3 – Approval of Change in Company Name

At the 2026 Annual Meeting, the vote on Proposal 3, to approve a change of name of the Company from Fidelis Insurance Holdings Limited to Pelagos Insurance Capital Limited with effect from the date the name change is registered by the Registrar of Companies in Bermuda, was as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
72,638,183	99,023	11,123	—

The Company expects its change of name to take effect on May 11, 2026, following the Company’s submission to, and registration by, the Registrar of Companies in Bermuda, and trading of its common shares under its new name,
Pelagos Insurance Capital Limited, and under its new ticker symbol “PLGO” will commence on May 12, 2026.

Proposal 4 – Approval of Amended and Restated Bye-Laws

At the 2026 Annual Meeting, the vote on Proposal 4, to approve amendments to the Company’s Bye-Laws, was as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
72,604,261	135,152	8,916	—

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Report of Foreign Private Issuer on Form 6-K (this “Report”) constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the expected timing of the implementation of the Company’s new name and trading symbol and the Company's business strategy and plans. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are neither promises nor guarantees and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which are incorporated herein by reference, as such factors may be updated from time to time in the Company’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this Report, whether as a result of new information, future events, or otherwise.

Incorporation by Reference
The information furnished in this Report shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: April 28, 2026	By:	/s/ Nicole Kapu-Leyland
	Name:	Nicole Kapu-Leyland
	Title:	Group General Counsel